Financial Statement Certification

*Aggregate Offering Amount of $107,000 or less

I, Davy Hobson, certify that the financial statements of Shira Productions, LLC included in this Form C offering are true and complete in all material respects.

Shira Productions, LLC was not in existence for the previous tax years and does not have income tax returns for any previous years.

I acknowledge that intentional misstatements or omissions of facts constitute federal criminal violations.

President

March 31, 2019

*Aggregate offering amount means the total amounts offered and sold by the issuer, all entities controlled by or under common control with the issuer, and all predecessors of the issuer in reliance on Reg CF within the preceding 12-month period plus the current maximum offering amount.